August 30, 2005

Stephen Krikorian

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

                        RE:     NMXS.COM, INC.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

File No. 333-30176

Report of Independent Registered Public Accounting Firm, page F1

1.      We note that the audit opinion expressed in the report of independent registered public accounting firm on page F1 indicates that it is for each of the two years in the period ended December 31, 2004.  We further note that the audit opinion of your former independent registered accounting firm for the year ended December 31, 2003 has been included on page F2.  Clarify why you have two audit opinions for the year ended December 31, 2003.

ANSWER:  The final paragraph of the audit opinion in the report of independent registered public accounting firm on page F1 has been revised to include only the period ended December 31, 2004.

Revenue Recognition, page F7

2.     Your disclosure indicates that your sales arrangements may contain elements for software, maintenance, third party hardware and software, consulting services and licenses.  For each type of multiple element arrangement, tell us whether you have established vendor-specific objective evidence (VSOE) of fair value to allocate the arrangement fee to the individual elements of your arrangements.  If you have established VSOE of fair value, tell us how your accounting complies with SOP 97-2, paragraph 10, including SOP 98-9.  Further, tell us what consideration you gave to disclosing your policy for allocating the arrangement fee to multiple elements in accordance with SAB Topic 13.B Question 1.

ANSWER:  We have revised the footnotes to the financial statements to include the following paragraph:

Should the sale of its software involve an arrangement with multiple elements (for example, the sale of a software license along with the sale of maintenance and support to be delivered over the contract period), the Company allocates revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. The Company defers revenue from the arrangement equivalent to the fair value of the undelivered elements and recognizes the remaining amount at the time of the delivery of the product or when all other revenue recognition criteria have been met. Fair values for the ongoing maintenance and support obligations are based upon separate sales of renewals of maintenance contracts. Fair value of services, such as training or consulting, is based upon separate sales of these services to other customers. Thus, these types of arrangements require us to make judgments about the fair value of undelivered arrangements.

3.     Your disclosure on page 12 indicates that software maintenance includes hosting services.  In these arrangements that contain hosting services, clarify whether your customers have the right to take possession of the software products and whether it is feasible for the customer to run the software on its own.  Tell us how you consider EITF 00-3, paragraphs 5 and 6, when determining whether your arrangements that contain hosting services are within the scope of SOP 97-2.  In this regard, tell us how you account for and how your disclosure addresses software arrangements that include hosting services and those that do not, and the authoritative literature that you apply.

ANSWER:  We have revised the paragraph regarding the hosting services as follows:

In connection with the sales of software licenses for our enterprise-level products, we sell hosting and maintenance contracts that vary in terms.  With regard to the hosting arrangements, both the software application and the customer’s data reside on our hardware.  The customer accesses and uses the software on an as-needed basis over the internet, and the customer does not have the right to take possession of the software.  Therefore, according to paragraph 5 of EITF 00-3, our hosting arrangements do not fall within the scope of SOP 97-2.  Accordingly, we recognize revenue from hosting services on a straight-line basis over the life of the respective contracts.   Maintenance contract revenue also is recognized on a straight-line basis over the life of the respective contracts, as this format best approximates the timing of the services rendered per paragraph 57 of SOP 97-2.

4.     We note that some of your arrangements involve custom software development that requires you to provide significant production, customization or modification services.  Your disclosure in the notes to financial statements indicates that you recognize custom software development services separately from the software and recognize the custom software development services using percentage of completion.  We further note your disclosure in Critical Accounting Policies and Estimates on page 13 that for custom software development arrangements both the product license and consulting services revenue are recognized together as work progresses.  Please reconcile these statements by indicating whether the services are accounted for separately from the software.  If services are accounted for separately, tell us how you meet the criteria discussed in paragraph 65 of SOP 97-2.  Further, clarify whether you measure progress to completion under the percentage of completion method using labor hours as disclosed on page 31 or specific milestones as disclosed on page F7.  Tell us how you have considered paragraphs 78 through 91 of SOP 97-2 when determining the appropriate measure to use for your arrangements.

ANSWER:  We have revised the paragraph that discusses custom software development as follows:

We follow the guidance in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts for custom software development arrangements that require us to provide significant production, customization or modification to our core software.  Revenue is generally recognized for such arrangements under the percentage of completion method.  Under percentage of completion accounting, both the product license and custom software development revenue are recognized as work progresses based on specific milestones in accordance with paragraphs 85 through 91 of SOP 97-2.  We believe that project milestones based on completion of specific tasks provide the best approximation of progress toward the completion of the contract.  At December 31, 2003 and December 31, 2004, there were no custom software development arrangements in progress.

In addition, in order to clarify the difference between custom software development and other consulting services, we have revised the paragraph that discusses consulting services as follows:

Installation, training and consulting revenue is recognized as the services are rendered.  These services are accounted for separately per paragraph 65 of SPO 97-2.  They include services that are not essential to the functionality of the software.  They are usually billed separately; however, if they are included in a software agreement with multiple elements, they are described separately in the contract.  Any amounts allocated to these services are based on the estimated number of hours required to complete the work, which is the same criteria used to bill for the services separately.

5.      We note from page 13 that you recognize revenue, in part, when the determination that collection of a fixed or determinable fee is reasonably assured.  Tell us whether collection must be probable in order to recognize revenue in accordance with paragraph 8 of SOP 97-2.  We further note, based on your disclosure on page 19, that you offer extended payment plans in some of your arrangements.  Tell us how you consider collectibility in determining whether revenue should be recognized and paragraphs 26 through 29 of SOP 97-2 when determining whether your arrangement fee is fixed and determinable.

ANSWER:  We have revised the paragraph regarding the collection of a fixed or determinable fee as follows:

The application of SOP 97-2, as amended, requires judgment, including a determination that collectibility is probable and the fee is fixed and determinable.  On occasion, we have approved extended payment arrangements for certain customers.  In all cases except one, the extended payment arrangements did not exceed 120 days, therefore we considered collectibility to be probable as per paragraph 8 of SOP 97-2.  The revenue for the sale of the software licenses to these customers was recognized upon delivery of the software, in accordance with paragraph 28 of SOP 97-2.  In one case, a customer was allowed to pay a second installment at the end of twelve months.  Since that software license expired at the end of twelve months, the revenue from the second installment payment was recognized at the time that payment became due, in accordance with paragraph 29 of SOP 97-2.

6.     We note on page 19 and page 10 of your Form 10-QSB for the quarter ended March 31, 2005, that you have recognized revenue from barter transactions.  Tell us the non-monetary assets that you transfer in your barter transactions and how you determine fair value of these assets.  Clarify how you have considered the provisions of paragraphs 25 and 26 of APB 29 and EITF 93-11 when accounting for your barter transactions.  Further describe your policy for recognizing the expense for the advertising or other non-monetary assets that you receive in the transactions.  Also, tell us how you have considered the disclosure requirements of paragraph 28 of APB 29 for your barter transactions.

ANSWER:  We have added the following discussion of the barter transaction to the paragraph in the Liquidity and Capital Resources section that originally referred to the transaction:

In this barter transaction we transferred customized software to the customer in return for print advertising.  Paragraph 2 of the Minutes of the 11/18/93 Meeting on EITF Issue 93-11 specifically refers to the transfer of non-monetary assets such as inventory in return for barter credits used to purchase goods and services such as advertising.  Paragraph 7 of those Minutes states that “it should be presumed that the fair value of the non-monetary asset exchanged is more clearly evident than the fair value of the barter credits received and that the barter credits should be reported at the fair value of the non-monetary asset exchanged.”  The software and customization was valued at the same price it would have been valued if it had been sold for cash.  The revenue was recognized when the software was transferred to the customer in accordance with paragraph 8 of SOP 97-2, and a corresponding receivable for the barter credits was recorded at that time.  The advertising expense will be recognized as the ads are placed.

Item 8A, Disclosure Controls and Procedures, page 41

7.     Your disclosure states that “under the supervision and with the participation of management, as of September 30, 2004, the Certifying Officers evaluated the effectiveness of the design and operation or our disclosure controls and procedures”.  We further note your disclosure on page 24 of your Form 10-QSB for the quarter ended March 31, 2005 that states “under the supervision and with the participation of management, the Certifying Officers evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days prior to the filing date of this report”.  Item 307 of Regulation S-B and Rule 13a-15(b) require that the effectiveness of disclosure procedures and controls be assessed as of the end of the period covered by the report.  Revise accordingly.

ANSWER:  In our Form 10-KSB for the year ended December 31, 2004, we changed the date in that item from September 30, 2004 to December 31, 2004.

In our Form 10-QSB for the quarter ended March 31, 2005, we changed that sentence as follows:  Under the supervision and with the participation of management, the Certifying Officers evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule [13a-14(c)/15d-14(c)] under the Exchange Act) as of March 31, 2005.

8.     We note your disclosure that you “have not made any significant changes to your internal controls subsequent to the date of the Evaluation Date”.  We also note a similar disclosure in your Form 10-QSB for the quarter ended March 31, 2005 in which you indicate that there were no significant changes in your internal controls or other factors subsequent to the date or your officer’s evaluation.  Consistent with the evaluation required by Rule 13a-15(d) of the Exchange Act, please revise to definitively state whether there has been any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.

ANSWER:  In our Form 10-KSB for the period ended December 31, 2004, we have revised the statement regarding changes in internal controls as follows:

In connection with our evaluation of our internal controls during the period ended December 31, 2004, our Certifying Officers have not identified any material deficiencies or weaknesses or other factors that have materially affected or are reasonably likely to materially affect these controls, and therefore, we have not made any changes to these controls.

In our Form 10-QSB for the period ended March 31, 2005, we have revised the statement regarding changes in internal controls as follows:

In connection with our evaluation of our internal controls during the period ended March 31, 2005, our Certifying Officers have not identified any material deficiencies or weaknesses or other factors that have materially affected or are reasonably likely to materially affect these controls, and therefore, we have not made any changes to these controls.

Very truly yours,

NMXS.COM, INC.

BY:   /s/ Richard Govatski

RICHARD F. GOVATSKI

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com